Filed by Johnson & Johnson
Pursuant to Rule 425 under the Securities Act of 1933

  Subject Company: Johnson & Johnson
     Commission File No. 001-03215

Johnson & Johnson Slide Deck

Below are slides (and associated talking points) related to the proposed acquisition of Synthes, Inc. by Johnson & Johnson.  These slides were distributed to Johnson & Johnson employee and non-employee distributors.  Similar slides were distributed by Synthes, Inc. to its employees.

Additional Information and Where to Find It

Johnson & Johnson has filed with the SEC a registration statement on Form S-4, in which a proxy statement is included as a prospectus, and may file other documents in connection with the proposed acquisition of Synthes. The registration statement was declared effective by the SEC on October 31, 2011. On or about November 2, 2011, the proxy statement/prospectus was sent to the stockholders of record of Synthes as of the close of business on October 20, 2011. Before making any decision with respect to the proposed transaction, stockholders of Synthes are urged to read the proxy statement/prospectus and other relevant materials because these materials contain important information about the proposed transaction. The registration statement and proxy statement/prospectus and other documents filed by Johnson & Johnson with the SEC are available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Synthes, Inc., c/o Synthes Gmbh, Glutz-Blotzheim-Strasse 3, 4500 Solothurn, Switzerland, Attention: Investor Relations. Certain executive officers and directors of Synthes have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

(This communication contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson and Synthes, Inc. Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions for the acquisition, including receipt of regulatory approvals for the transaction, receipt of approval by the shareholders of Synthes for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies. In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Synthes, as well as the ability to ensure continued performance or market growth of Synthes’ products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Synthes can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011, and Synthes’ Annual Report 2010. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.synthes.com or on request from Johnson & Johnson or Synthes. Neither Johnson & Johnson nor Synthes undertakes to update any forward-looking statements as a result of new information or future events or developments.)

DePuy
Spine Inc.
a Johnson & Johnson company

DePuy
TRAUMA
A division of DePuy Orthopaedics, Inc.

DePuy
Mitek Inc.
a Johnson & Johnson company

DePuy
Orthopaedics Inc.
a Johnson & Johnson company

Codman
a Johnson & Johnson company

SYNTHES
Spine

SYNTHES®

SYNTHES®
Power Tools

SYNTHES®

SYNTHES®
CMF

SYNTHES® Vet

DePuy
companies of Johnson & Johnson
never stop moving™

DePuy and Synthes Today
Trauma
Biomaterials

Commentary Presented with the Preceding Slide: Today, DePuy and Synthes are major players in the orthopaedics industry. Both companies currently serve customers in all five geographic regions in the world.

The potential merger opens up the potential to align the power of the two organizations increasing our ability to serve customers and broadening career opportunities for all employees.

DePuy
companies of Johnson & Johnson

SYNTHES®

DePuy companies of Johnson & Johnson never stop moving™

 Why is Synthes a Perfect Fit?
Provide Surgeons and Patients Unique Breadth and Depth of Technology
Joint replacement
Sports Medicine
Neuro
Trauma
Cranio-maxillofacial
Power Tools
Biomaterials

Complementary
Spine Portfolios

 Shared capabilities and services
 • Product development and robust pipelines
 • Potential for convergence across Johnson & Johnson
 • Global reach in developed and particularly in emerging markets
 • Deep expertise and commitment to professional education
 Shared cultural beliefs
 • Both companies share similar values
 • Work relentlessly to meet the needs of health care
  professionals and health systems

 Similarities
Complementarities
 Opportunities
An Opportunity For Growth
Attractive and exciting opportunity for our employees
Stronger and more resourceful partner for our surgeons

Busness Philosophy
Patient Focus

Product Portfolio
Skills & Expertise

Help clinicians Improve
Patient Care
Personal Growth

Commentary Presented with the Preceding Slide: In short, this merger is an opportunity for growth: for our business and for our employees. During the integration planning phase and once the merger is closed, the new company can be created on a solid set of similar values and philosophies; we can grow the company by leveraging complementary products and the skills and experience of all of our people.

Going forward we each have the exciting opportunity to work for a robust, new company encompassing the best of the two companies that formed it.

Future Vision: A Leading Global
Orthopaedics Company
Broader global presence
Combining complementary
Sharing best practices
More innovation
Greater impact to patients and surgeons
Improve customer service
Improve physician education
Total
Joint
Neuro
Sports
Medicine
Trauma
Spine
CMF
Power
Tools
Bio-
materials

Commentary Presented with the Preceding Slide:  Upon approval, the combination of DePuy and Synthes would be a leading global orthopaedic company worldwide with a broader, more innovative offering to patients and surgeons than either company could ever have achieved on their own.

Once combined, we will have a broader global footprint along with an ability to bring together our brightest minds and most innovative technologies to deliver exponential value for those we serve.

DePuy
companies of Johnson & Johnson
never stop moving™

In Closing…
• We remain truly excited about
 the potential the combined
 companies would bring.
• Ultimately, we believe this merger will enable us to
 better meet clinician’s needs and the needs of the
 healthcare community.
• Synthes and DePuy both
 share the mission of
 supporting clinicians in
 delivering the highest
 possible standard of care to
 patients worldwide.
Opportunity to help millions of patients around the world